40-33



811-01546
(AIM Funds Group)
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
JAN 26 2005
WASH. D.C.
152
SECTION

January 19, 2005


05045066

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Amended Agreed Stipulation** in *Lawrence Zucker, et al. v. A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Zucker v AIM\Corr\L-011905SEC.doc
011905 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

LAWRENCE ZUCKER, On behalf of AIM Small Cap Growth Fund/A, AIM Small Cap Growth Fund/B, AIM Small Cap Growth Fund/C and AIM Limited Maturity Treasury Fund/A,	§
Plaintiff,	§
-against-	§
	§ Civil Action No. H-03-5653
AIM ADVISORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM and MARK H. WILLIAMSON,	§
Defendants,	§
AIM INVESTMENT SECURITIES FUND and AIM GROWTH SERIES,	§
Nominal Defendants	§

AMENDED AGREED STIPULATION

The undersigned parties to this action hereby stipulate and agree, through their attorneys to abate the pending expert witness and discovery deadlines of the Court's June 16, 2004 Scheduling Order, until such time as the Court enters its ruling and order on Defendants' Motion to Dismiss and/or for Summary Judgment. Upon the Court's ruling and order, the parties will agree and stipulate to the Court new deadlines for plaintiff's and defendants' expert designations and to complete discovery.

Dated: January 12, 2005

Respectfully Submitted,

SCHWARTZ, JUNELL, GREENBERG
& OATHOUT, L.L.P.

BY: /S/ Roger B. Greenberg

Roger B. Greenberg
Texas State Bar No. 08390000
Federal I.D. No. 3932
Attorney-in-Charge
909 Fannin St., Suite 2000
Houston, Texas 77010
713/752-0017 Telephone
713/752-0327 Facsimile

ZIMMERMAN, LEVI & KORSINSKY, LLP
Eduard Korsinsky
39 Broadway, Suite 1440
New York, New York 10006
212/363-7500 Telephone
212/363-7171 Facsimile

ZIMMERMAN, LEVI & KORSINSKY, LLP
Jean Marc Zimmerman
226 St. Paul Street
Westfield, New Jersey 07090
908/654-8000 Telephone
908/654-7207 Facsimile

Attorneys for Plaintiff

GIBBS & BRUNS, L.L.P.

BY: /s/ Roger B. Greenberg* signed by permission

Michael K. Oldham
Texas State Bar No. 00798405
Sean W. Cruse, III
Texas State Bar No. 24036423
Sydney G. Ballesteros
Texas State Bar No. 24036180
1100 Louisiana, Suite 5300
Houston, Texas 77002
Telephone: (713) 650-8805
Facsimile: (713) 750-0903

POLLACK & KAMINSKY

BY: /s/ Roger B. Greenberg* signed by permission

Daniel A. Pollack
Federal I.D. No. 9207
Edward T. McDermott
Federal I.D. No. 7243
Anthony Zaccaria
Federal I.D. No. 4479
114 West 47th Street
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

Attorneys for Defendants Aim Advisors, Inc., Invesco Funds Group, Inc., Robert Graham and Mark H. Williamson

NICKENS, KEETON, LAWLESS, FARRELL
& FLACK, LLP

BY: /S/ Roger B. Greenberg* signed by permission
Paul D. Flack
Texas State Bar No. 00786930
Federal I.D. No. 0546
Richard P. Keeton
Texas State Bar No. 11175000
Federal I.D. No. 4643
Jack C. Nickens
Texas State Bar No. 15013800
Federal I.D. No. 4419
1000 Louisiana St., Suite 5360
Houston, Texas 77002
Phone: 713/571-9191
Fax: 713/571-9652

Attorneys for Bob R. Baker, James T. Bunch, Gerald J. Lewis, Larry Soll, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, and Louis S. Sklar

SO ORDERED:



UNITED STATES DISTRICT JUDGE

DATE: January 14, 2005

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing ***Amended Agreed Stipulation as to Discovery Deadlines*** was sent to all counsel of record by U.S. Mail on this 12th day of January, 2005.

/s/ Roger B. Greenberg
Roger B. Greenberg


AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

January 19, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Advisors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO, Funds Group Inc. and A I M Advisors, Inc. (investment advisers), a copy of **Amended Agreed Stipulation** in *Stanley Lieber, et al., v. INVESCO Funds Group, Inc. and A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Lieber v. IFG_AIM\Corr\L-011905SEC.doc
011905 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

STANLEY LIEBER, On Behalf of INVESCO Balanced Fund/Inv, INVESCO Core Equity Fund/Inv, INVESCO Dynamics Fund/Inv, INVESCO Energy Fund/Inv, INVESCO European Fund/Inv, INVESCO Financial Services Fund/Inv, INVESCO Gold & Precious Metals Fund/Inv, INVESCO Growth & Income Fund/Inv, INVESCO Growth Fund/Inv, INVESCO Health Science Fund/Inv, INVESCO High Yield Fund/Inv, INVESCO International Blue Chip Value Fund/Inv, INVESCO Leisure Fund/Inv, INVESCO Real Estate Opportunity Fund/Inv, INVESCO S&P 500 Index Fund/Inv, INVESCO Select Income Fund/Inv, INVESCO Tax Free Bond Fund/ Inv, INVESCO Technology Fund/Inv, INVESCO Telecommunictions Fund/Inv, INVESCO Total Return Fund/Inv, INVESCO US Government Securities Fund/Inv, INVESCO Utilities Fund/Inv, INVESCO Value Equity Fund/Inv,	§	
Plaintiff,	§	Civil Action No. H-03-5744
-against-	§	
INVESCO FUNDS GROUP INC., AIM ADVISORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM and MARK H. WILLIAMSON,	§	
Defendants,	§	

(caption continued on next page)

- and - §
§

AIM SECTOR FUNDS, §
AIM COMBINATION STOCK & BOND §
FUNDS and AIM STOCK FUNDS, §
§
Nominal Defendants. §

AMENDED AGREED STIPULATION

The undersigned parties to this action hereby stipulate and agree, through their attorneys to abate the pending expert witness and discovery deadlines of the Court's June 16, 2004 Scheduling Order, until such time as the Court enters its ruling and order on Defendants' Motion to Dismiss and/or for Summary Judgment. Upon the Court's ruling and order, the parties will agree and stipulate to the Court new deadlines for plaintiff's and defendants' expert designations and to complete discovery.

Dated: January 12, 2005

Respectfully Submitted,

SCHWARTZ, JUNELL, GREENBERG
& OATHOUT, L.L.P.

BY: /S/ Roger B. Greenberg

Roger B. Greenberg
Texas State Bar No. 08390000
Federal I.D. No. 3932
Attorney-in-Charge
909 Fannin St., Suite 2000
Houston, Texas 77010
713/752-0017 Telephone
713/752-0327 Facsimile

ZIMMERMAN, LEVI & KORSINSKY, LLP
Eduard Korsinsky
39 Broadway, Suite 1440
New York, New York 10006
212/363-7500 Telephone
212/363-7171 Facsimile

NICKENS, KEETON, LAWLESS, FARRELL
& FLACK, LLP

BY: /S/ Roger B. Greenberg* signed by permission
Paul D. Flack
Texas State Bar No. 00786930
Federal I.D. No. 0546
Richard P. Keeton
Texas State Bar No. 11175000
Federal I.D. No. 4643
Jack C. Nickens
Texas State Bar No. 15013800
Federal I.D. No. 4419
1000 Louisiana St., Suite 5360
Houston, Texas 77002
Phone: 713/571-9191
Fax: 713/571-9652

Attorneys for Bob R. Baker, James T. Bunch, Gerald J. Lewis, Larry Soll, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, and Louis S. Sklar

SO ORDERED:


UNITED STATES DISTRICT JUDGE

DATE: January 14 2005

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing ***Amended Agreed Stipulation as to Discovery Deadlines*** was sent to all counsel of record by U.S. Mail on this 12th day of January, 2005.

/S/ Roger B. Greenberg
Roger B. Greenberg



INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

January 20, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), A I M Management Group Inc. and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-012005SEC.doc
012005 (1) vtt

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), a distributor, A I M Management Group Inc. and the following persons, a copy of a **Notice of Reassignment** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al., Richard Tim Boyce v. A I M Management Group Inc., et al.*, and *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund

AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
For the Southern District of Texas

Ronald Kondracki

Plaintiff

v.

Case No.: 4:04-cv-03179

Aim Advisors Inc, et al.

Defendant

Notice of Reassignment

Pursuant to Special Order No. H-2005-1, this case is reassigned to the docket of United States District Judge Keith P. Ellison. Deadlines in scheduling orders remain in effect. All court settings are vacated.

Date:January 18, 2005

Michael N. Milby, Clerk

UNITED STATES DISTRICT COURT
For the Southern District of Texas

Delores Berdat, et al.

Plaintiff

v. Case No.: 4:04-cv-02555

Invesco Funds Group Inc, et al.

Defendant

Notice of Reassignment

Pursuant to Special Order No. H-2005-1, this case is reassigned to the docket of United States District Judge Keith P. Ellison. Deadlines in scheduling orders remain in effect. All court settings are vacated.

Date:January 16, 2005

Michael N. Milby, Clerk

UNITED STATES DISTRICT COURT
For the Southern District of Texas

Richard Tim Boyce

Plaintiff

v.

Case No.: 4:04–cv–02587

AIM Management Group Inc, et al.

Defendant

Notice of Reassignment

Pursuant to Special Order No. H–2005–1, this case is reassigned to the docket of United States District Judge Keith P. Ellison. Deadlines in scheduling orders remain in effect. All court settings are vacated.

Date: January 16, 2005

Michael N. Milby, Clerk